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                            September 30, 2021

       Joseph Zwillinger
       Co-Chief Executive Officer
       Allbirds, Inc.
       730 Montgomery Street
       San Francisco, CA 94111

                                                        Re: Allbirds, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 27,
2021
                                                            File No. 333-259188

       Dear Mr. Zwillinger:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2021 letter.

       Amendment No. 2 to Form S-1 Filed September 27, 2021

       General, page i

   1. We note your response to prior comment one. Please revise your disclosure to remove any references that
connect the SPO Framework to the offering. For example, we note the following statements in
your prospectus:

                                                              Better Things in
a Better Way     applied not only to our products, but to everything
                                                            we do.    We hope
to apply that same ethos to how we approach our initial public offering.
                                                              The SPO Framework
may result in additional costs to us    in connection with this
                                                            offering.
 Joseph Zwillinger
FirstName   LastNameJoseph Zwillinger
Allbirds, Inc.
Comapany 30,
September   NameAllbirds,
                2021       Inc.
September
Page 2      30, 2021 Page 2
FirstName LastName
                We are    conducting this offering while following the
Sustainability Principles and
              Objectives Framework,    taking into consideration positive ESG
outcomes, mitigating
              negative ESG factors, and being dedicated to meeting a high standard of ESG criteria.
                Just like our values-aligned consumer proposition, we are also excited to help pioneer
              a framework    for companies going public    where they share
with the market their
              performance against a set of environmental, social, and governance, or ESG criteria.
2. Please revise your disclosure throughout the prospectus to make clear that the SPO
         Framework consists of ESG criteria that the company seeks to meet and remove any references which articulate your hopes that other issuers will also use the framework to assess their performance against the criteria or in connection with a public offering. For
         example, we note the section entitled,    The Sustainability
Principles and Objectives
         Framework    where on page 149 you state,    That is why we hope to
help pioneer a
         framework for companies going public where they share with the market their performance against a set of environmental, social, and governance, or ESG criteria, which we call the Sustainability Principles and Objectives Framework, or the SPO
         Framework,    and on pages 150-152 you characterize the SPO Framework
as being
            designed to ensure that an issuer    takes into consideration the
ESG criteria and does so
         according to a timeline related to the issuer   s IPO.
3. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
Risk Factors Summary, page 12

4. Please remove your discussion of the Sustainability Principles and Objectives Framework
         in the first paragraph of this section. In addition, please remove the following statements
         throughout the prospectus,    The SPO Framework is not defined any
federal or state statute
         or regulation and is not a specific equity offering type under federal or state securities laws. The SPO Framework has not been approved by regulators.
5. Please revise your summary risk factor on page 13 and the risk factor on pages 57-58
         entitled,    We are subject to risks related to the Sustainability
Principles and Objectives
         Framework and associated disclosures   .    to clearly articulate the
risks related to the SPO
         Framework.
The Sustainability Principles and Objectives Framework, page 150

6. We note footnote 4 on page 150, which states that additional information about the SPO
         Framework, criteria and Advisory Council can be found at http://spo.bsr.org. Please remove reference to this information and the website from your prospectus. In this regard, we note that the information provided on the website still refers to a Sustainable Public
 Joseph Zwillinger
Allbirds, Inc.
September 30, 2021
Page 3
      Equity Offering (SPO).    In addition, please consider whether the
information presented
      on this website is appropriate given that the SPO Framework is not a type of offering.
        You may contact Eiko Yaoita Pyles at (202) 551-3587 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Perry Hindin at
(202) 551-
3444 with any other questions.



                                                         Sincerely,
FirstName LastNameJoseph Zwillinger
                                                         Division of
Corporation Finance
Comapany NameAllbirds, Inc.
                                                         Office of
Manufacturing
September 30, 2021 Page 3
cc:       Nicole Brookshire
FirstName LastName